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                                                      EXHIBIT 4.1

                 UNITED NATIONAL BANCORPORATION
                INCENTIVE STOCK OPTION AGREEMENT


     THIS AGREEMENT made this 13th day of May, 1991, by and between UNITED NATIONAL BANCORPORATION, a Pennsylvania Business
Corporation (the "Corporation") and ROBERT C. WILLIAMS, an employee of Corporation (the "Grantee").

                            RECITALS

     A. The Corporation adopted the Stock Option Plan of 1986 (the "Plan") to be effective January 1, 1987. The Plan is administered by the Stock Option Committee of the Board of Directors of the Corporation (the "Committee").
     B. The Committee has selected the Grantee as a Participant in the Plan.
     C. The Grantee and the Corporation desire to enter into this Incentive Stock Option Agreement to set forth the terms and conditions of the option granted to the Grantee under the Plan.

     NOW THEREFORE, in consideration of the foregoing and with the intent to be legally bound, the parties hereby agree as follows:

     1. Grant of Incentive Stock Option. The Corporation hereby grants to the Grantee and the Grantee accepts the right and option (the "Option") to purchase all or any part of Five Thousand (5,000) shares of the Corporation's common stock (the "Option Shares") on the terms and conditions set forth in the Plan and in this Agreement. The Grantee's right to exercise the Option shall commence on the first anniversary of the date of the grant of the Option and shall expire on the tenth anniversary of the date of the grant of the Option (the "Option Period"). The date of the grant of the Option is December 5, 1990. The Grantee
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may purchase all or part of the Option Shares at any time during the Option Period, unless the Option Period lapses or expires at an earlier time in accordance with the Plan. The shares of the Corporation which are subject to this Option Agreement have been adjusted to reflect all dividends payable in common stock through the date of grant of the Option.
     2. Option Price. The purchase price of the Option Shares is Fourteen and NO/100 ($14.00) Dollars per Option Share, the fair market value of the stock on the date of the grant of the Option.
     3. Exercise of Option. The Grantee may exercise the Option by delivering to the Secretary of the Corporation a written notice identifying the Option being exercised by stating the date of the relevant Option grant, stating the number of Option Shares being purchased and enclosing the purchase price.
     4. Option Plan. The Grantee acknowledges having received a copy of the Corporation's Stock Option Plan of 1986. The Grantee understands that notwithstanding anything contained in this Agreement that the Option shall be subject to all of the terms and conditions set forth in the Plan. Unless otherwise noted to the contrary, the definition of terms in the Plan also apply to this Agreement.
     5. Lapse of Option. The Option may expire, prior to the end of the Option Period, as set forth in Sections IX, X and XI of the Plan.
     6. Nontransferability of Option. The Option may not be transferred other than by will or the laws of descent and distribution. It is exercisable, during the Grantee's lifetime, only by the Grantee.
     7. Delivery by the Corporation. As soon as practicable after the exercise of the Option by the Grantee and the receipt by the Corporation of the purchase price specified in Paragraph 2 hereof and any other items specified in this Agreement or the Plan, the Corporation shall deliver to the Grantee certificates issued in the Grantee's name for the number of Option Shares
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purchased through exercise of the Option.  If delivery is by mail, delivery of such shares of stock shall be deemed effected when a stock transfer agent of the Corporation shall have deposited the certificates in the United States Mail, addressed to the Grantee.

     8. Stock Appreciation Rights. The Option has been granted in conjunction with a related Stock Appreciation Right, pursuant to the Plan and a Stock Appreciation Rights Agreement executed on even date herewith. The Option will be terminated in part or in whole to the extent that the Grantee exercises the related Stock Appreciation Right.
     9. Addresses. All notices or statements required to be given to either party shall be in writing and shall be personally delivered or sent in the case of the Corporation to its principal business office and in the case of the Grantee to his address as shown on the records of the Corporation or to such address as the Grantee designates in writing. Notice of any change of address shall be sent to the other party by certified or registered mail. It shall be conclusively presumed that any notice or statement properly addressed and mailed bearing the required postage has been delivered to the party to which it is addressed.
    10. Restrictions Imposed by Law. Notwithstanding any other provision of this Agreement, the Grantee shall not exercise the Option and the Corporation will not be obligated to deliver any Option Shares, if counsel to the Corporation determines that such exercise or delivery would violate any law or regulation of any governmental authority or any agreement between the Corporation and any national securities exchange upon which the Option Shares are or may be listed. The corporation shall not be obligated to take any affirmative steps to cause the exercise of the Option or the resulting delivery of the Option Shares to comply with any law or regulation of any governmental authority.
    11. Governing Law. This Agreement shall be construed, administered and governed in all respects under the laws of the
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Commonwealth of Pennsylvania.
    12. Counterpart Execution. This Agreement may be executed in two or more counterparts each of which shall have the same force and effect as an original agreement.


     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the date and year first above written.

WITNESS:                         GRANTEE:


/s/Dorothy J. Jamison          /s/Robert C. Williams      [SEAL]


ATTEST:                         UNITED NATIONAL BANCORPORATION


/s/Dorothy J. Jamison         By: /s/Robert C. Williams
Dorothy J. Jamison                   Robert C. Williams
Secretary                             President

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                     SCHEDULE TO EXHIBIT 4.1

     Incentive Stock Option Agreements were entered into between United National Bancorporation and the individuals listed below on May 13, 1991, May 7, 1991 and February 25, 1993. Except as otherwise stated below, these agreements are substantially identical to that filed as Exhibit 4.1, differing only in the number of shares granted.


Parties to Incentive Stock Option Agreements with United National Bancorporation:

Robert C. Williams
K. Lee Hopkins
Dorothy J. Jamison
Charles L. States
Charles E. James
David P. Stokrp
Catherine A. Cresswell
Homer D. Starr, Jr.
Nancy L. Barber